Mail Stop 3561

May 10, 2010

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

> **Re:** **EFT BioTech Holdings, Inc.**
> **Amendment No. 9 to Registration Statement on Form 10**
> **Filed April 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 000-53730**

Dear Mr. Qin:

We have reviewed your response to our letter dated February 3, 2010 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Registration Statement on Form 10

General

1. We note your responses to comments four and five from our letter dated February 3, 2010. We will not object to your filing the audited financial statements and the pro forma financial statements for Excalibur in a Form 8-K. Please be aware that we will not close our review of your Form 10 until those financial statements are filed, and we may have additional comments.

2. We note your disclosure on page 3 that "a majority of [y]our Affiliates are located in China and Hong Kong." However, on page 17 you state that "all of [y]our Affiliates are currently located in China and Hong Kong." Please revise the disclosure throughout your filing to make it consistent.

Item 1. Business, page 3

Government Regulation, page 12

3. Please revise your disclosure to discuss any regulatory compliance obligations imposed by, or approvals required by, national or local government authorities in the

various countries in which you do business that relate to your multi-level marketing activities. If you are not subject to any such regulations, please say so.

Item 3. Properties, page 33

4. We note that your disclosure in Note 13 discusses rental properties that have not been disclosed in Item 3. Please advise or revise.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 34

5. Please update this information as of a recent practicable date.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 42

Director Independence, page 43

6. Please identify which of your directors are independent and the standards used by the board of directors to make this determination. Refer to Item 407(a) of Regulation S-K.

Form 10-Q for the Fiscal Period Ended December 31, 2009

General

7. Please ensure that you apply all applicable comments that we issued on your Form 10 to your periodic filings.

8. Please confirm to us, and disclose in future Forms 10-Q, that your interim financial statements reflect all adjustments, consisting of normal recurring adjustments, that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Article 8-03 of Regulation   S-X.

Note 8 – Investment, page 17

9. We read that in the quarter ended December 31, 2009, you wrote off the premium that you paid when you initially purchased your investment in Excalibur. This statement appears incorrect since your previous financial statements and the information you communicated to us during our review of your Form 10 indicated that you incurred this impairment in the quarter ended June 30, 2009. When you file your upcoming Form 10-K for the fiscal year ended March 31, 2010, please ensure that you revise this footnote to clarify that the impairment occurred in the quarter ended June 30, 2009. Also disclose in more detail in your upcoming Form 10-K how you determined the fair value of your investment, similar to the disclosures seen in your June 30, 2009 and September 30, 2009 Forms 10-Q.

Note 14 – Restatement, page 23

10. We note that you have restated the three and nine months ended December 31, 2008 within this Form 10-Q. The adjustments appear to be material. Please explain to us in more detail the errors you identified. Your response should specifically address why errors in stock issuing cost and bank service fee would affect your sales revenues. Please also tell us how you considered whether the financial statements for the year ended March 31, 2009 are materially misstated and need to be restated, how you considered amending your March 31, 2009 Form 10-K for this restatement, how you considered reassessing your conclusion that your internal controls over financial reporting were effective as of March 31, 2009 in light of this restatement, and how you considered filing an Item 4.02 Form 8-K.

Note 15 – Subsequent Events, page 25

11. Please explain to us why you evaluated subsequent events through February 11, 2010. We remind you that per ASC 855 and ASU 2010-09 an SEC filer should evaluate subsequent events through the date the financial statements are issued, which appears to have been February 16, 2010. We also remind you that SEC filers are no longer required to disclose the date through which subsequent events have been evaluated. See ASC 855-10-25-1A and ASC 855-10-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 28

Excalibur International Marine Corporation, page 29

12. We note your disclosure that you acquired 585,677,500 shares of common stock of Excalibur. However, in your Form 10 you state you acquired 58,567,750 shares. Please explain to us which is the correct number of shares and ensure that future filings consistently disclose this number. Refer to comment three from our letter dated February 3, 2010.

Signatures, page 34

13. We note that Jack Jie Qin signed the Form 10-Q, dated February 16, 2010, in his capacity as Chief Executive Officer and Chief Financial Officer. However, according to your disclosure, Ms. Angy C. Chin was appointed Acting Chief Financial Officer on February 3, 2010. Please advise.

Exhibits 31 and 32

14. We note that Jack Jie Qin executed the certifications, dated February 16, 2010, in his capacity as Chief Executive Officer and Chief Financial Officer. However, according to your disclosure, Ms. Angy C. Chin was appointed Acting Chief Financial Officer on February 3, 2010. Please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William T. Hart, Esq.
        Via Facsimile